
AMERICA
SEPTENTRIONALIS

MUNDOVAL FUND

GLOBAL VALUE INVESTING

Mundoval Differentiators

- Management Team invested in fund alongside clients.
- Long-term investment horizon with low turnover of portfolio holdings.
- Diversified across both US and international businesses.
- Consistent investment approach through market cycles.

Mundoval Facts as of 7/31/11

Ticker:	MUNDX
CUSIP:	62613P202
Inception Date:	9/3/2004
Holdings:	34
2010 Turnover:	34%
Net Assets:	$12.5 mil
Audited Expense Ratio:	1.50%
Total Annual Fund Operating Expenses:	1.52%

No sales loads or distribution fees

Contact Us

We want to hear from you!
Call, email, or visit us to learn more about Mundoval and our approach to global value investing:

INFO@MUNDOVAL.COM

(858) 454-4837

7855 IVANHOE AVE. # 210
LA JOLLA, CA 92037

Five Reasons to Invest Now

Why owning common stocks, despite recent market volatility and economic uncertainty, makes sense

"The recent gyrations in the capital markets worldwide are the result of investors' strong dislike for economic uncertainty and the short-term volatility of stock prices often associated with it. Since the beginning of 2011, investors have dealt with instability in the Middle East, a natural disaster and nuclear accident in Japan, the European debt crisis and more recently, the U.S. debt ceiling bill and government credit downgrade.

Despite the uncertainty and fear that can be associated with such newsworthy events, we continue to recommend that our clients and shareholders invest in common stocks during this volatile period for the following five fundamental reasons:"

-Art Johnson, Mundoval Fund President

Click **here** to view the full discussion, including Art Johnson's five reasons for owning stocks today.

You should consider the investment objectives, risks, and charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the fund. You may obtain a prospectus by visiting our website at www.mundoval.com or by calling 1-877-59-FUNDS. The prospectus should be read carefully before investing.

Client Update: August 2011

Five Reasons to Invest Now

Why owning common stocks, despite recent stock market volatility and economic uncertainty, makes sense

The recent gyrations in the capital markets worldwide are the result of investors' strong dislike for economic uncertainty and the short-term volatility of stock prices often associated with it. Since the beginning of 2011, investors have dealt with instability in the Middle East, a natural disaster and nuclear accident in Japan, the European debt crisis and more recently, the U.S. debt ceiling bill and government credit downgrade. Despite the uncertainty and fear that can be associated with such newsworthy events, we continue to recommend that our clients and shareholders invest in common stocks during this volatile period for the following five fundamental reasons:

1. **Strong Balance Sheets and Record Corporate Profits** -Since the start of the recession in late 2007, managements of publicly traded companies have been stockpiling cash on their balance sheets due to shrinking payrolls and lower levels of capital spending. General Electric, Microsoft and Johnson & Johnson reported having $90 billion, $52 billion and $30 billion of cash respectively on their balance sheets as of June 30th. These cash piles may grow even larger due to expected increases in record profits by year end and will provide management with the needed liquidity for strategic acquisitions, dividend increases and share repurchases. Any or a combination of these corporate actions can be beneficial in creating value for shareholders over time.

2. **A Growing Disparity Between Bond & Earnings Yields** -As of August 10, 2011, the yields for the 5 & 10 year US Treasury bond are .93% and 2.17% respectively. Conversely, the Price/Earnings ratio for the S&P 500 Stock Index is 14X, when inverted corresponds to a 7% earnings yield. The dividend yield for the 30 companies in the Dow Jones Industrial Average is 2.7%, or three times greater than the 5 year US Treasury yield. It is difficult to ignore when Bill Gross, portfolio manager of the world's largest bond fund at PIMCO, states that he would rather own global, dividend paying, blue chip stocks than US Treasury bonds.

3. **The World is Getting Smaller and Wealthier**- As the world economy grows, consumption of goods & services by an ever expanding middle class grows with it. According to the International Telecommunication Union, the cellular phone market in China can still grow by an additional 500 million phones, or twice the number of subscribers with Verizon, AT&T & Sprint combined, before reaching a U.S. equivalent market penetration. This should bode well for China Mobile, the largest provider of mobile telecommunications service in mainland China.

4. **Common Stocks Help to Preserve Purchasing Power**- Inflation is an increase in the prices for goods & services in our economy over a period of time. Purchasing power of goods & services is reduced unless assets earn a rate of return in excess of inflation. According to Morningstar, during the period December 31, 1977 through December 31, 2010, one dollar invested in common stocks, as represented by the S&P 500 Index, was worth $10.04 adjusted for inflation. That same dollar invested in corporate bonds was worth $4.84 and surprisingly only worth $2.35 if invested in gold. Common stocks provide satisfactory inflation adjusted returns for investors over time because they represent the wealth created by businesses.

5. **History Confirms Positive Rates of Return Prevail**- According to Morningstar data, since 1935 the annual rates of return for common stocks, as measured by the S&P 500 Index, have been positive 70% of the time. When measured over ten year periods of time, returns for common stocks were positive 95% of the time. Investors tend to extrapolate the most recent investment performance, or lack thereof, into the future, which probably explains why common stocks are more attractive today than other asset classes i.e. bonds & gold that have provided better rates of return in the recent past.

-Art Johnson, Mundoval Fund President

Arthur Q. Johnson, CFA is founder and President of A.Q. Johnson & Co., Inc, a registered investment advisory firm that manages the Mundoval Fund (www.mundoval.com), a no-load, global value equity mutual fund. You should consider the investment objectives, risks, and charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus by visiting our website at www.mundoval.com or by calling 1-877-59-FUNDS. The prospectus should be read carefully before investing.